SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]    Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
        (No fee required, effective October 7, 1996)

        For fiscal year ended    December 31, 2001

Or

[   ]    Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

        For the transition period from                                              to

Commission file number:         333-66759

        A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Saks Fifth Avenue Retirement Savings Plan

        B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Saks Incorporated
750 Lakeshore Parkway
Birmingham, Alabama  35211
Telephone No.:  (205) 940-4000

Saks Fifth Avenue Retirement
Savings Plan

Financial Statements and Supplemental Schedule
For the Year Ended December 31, 2001

Saks Fifth Avenue Retirement Savings Plan
Table of Contents

Page

Report of Independent Accountants	1

Financial Statements:
Statements of Net Assets Available for Plan Benefits
December 31, 2001 and 2000	2

Statement of Changes in Net Assets Available for Plan Benefits
for the year ended December 31, 2001	3

Notes to Financial Statements	4 - 8

*Supplemental Schedules:
Schedule of Assets (Held at End of Year)
December 31, 2001	9

*Other schedules required by 29 CFR 2520-130-10 of the Department of
 Labor's Rules and Regulations for Disclosure under the Employee
 Retirement Income Security Act of 1974 have been omitted because they are not applicable.

i

Report of Independent Accountants

To the Participants and Administrator
of the Saks Fifth Avenue Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Saks Fifth Avenue Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in Note 1, in accordance with the authorization of the Board of Directors of Saks Incorporated (the "Company"), the Plan was merged into the Saks Incorporated 401(k) Retirement Plan (the "Saks Inc. Plan") as of December 31, 2001.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
June 7, 2002

Saks Fifth Avenue Retirement Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2001 and 2000

	2001	2000
ASSETS

Investments, at market value	$ -	$ 227,870,767
Participant contribution receivable	-	293,077
Employer contribution receivable	-	58,281

Total assets	-	228,222,125

LIABILITIES AND NET ASSETS
AVAILABLE FOR PLAN BENEFITS

Administrative fees payable	-	55,325

Net assets available for plan benefits	$ -	$ 228,166,800

The accompanying notes are an integral part of these financial statements.

Saks Fifth Avenue Retirement Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2001

Increase in net assets available for plan benefits:
Interest and dividend income	$ 7,293,577
Contributions:
Participant	22,055,059
Employer	4,704,676

Total additions	34,053,312

Decrease in net assets available for plan benefits:
Benefit and withdrawal payments	29,209,003
Administrative fees	269,803
Net depreciation in the market value of investments	17,948,859

Total decreases	47,427,665

Net decrease prior to transfer to merged plan	(13,374,353)

Transfer to merged plan	(214,792,447)

Net decrease	(228,166,800)

Net assets available for plan benefits, beginning of year	228,166,800

Net assets available for plan benefits, end of year	$ -

The accompanying notes are an integral part of these financial statements.

Saks Fifth Avenue Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2001

  Description of the Plan

  The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

  General - The Plan is a defined contribution plan covering substantially all employees of the Saks Fifth Avenue Enterprise segment of Saks Incorporated and Subsidiaries (collectively, the "Company" or "Employer"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

  The Plan is sponsored by the Employer and administered on a day-to-day basis by the plan administrator, who was appointed by the Board of Directors of the Company. The Fidelity Management Trust Company ("the Trustee") was appointed by the Board of Directors to act as trustee, recordkeeper and investment manager of the Plan for the 2001 plan year.

  During 2001, the Board of Directors of the Company amended the Plan in order to provide for the merger of the Plan into the Saks Inc. Plan as of December 31, 2001. Accordingly, all plan assets at December 31, 2001 of $214,792,447 were transferred to the Saks Inc. Plan.

  The transfer initiated a "blackout" period that began December 21, 2001 and continued through January 24, 2002. During this period, participants were unable to make changes to or withdrawals from their account. Employee contributions continued to be made through payroll deductions and the contributions were deposited into funds as directed by each participant without interruption.

  Eligibility - Generally, an employee, subject to certain exceptions, may elect to participate in the Plan after reaching age 21 and completing 6 months of employment. Employees are eligible to receive company-matching contributions after completing one year of service, during which time he or she has at least 1,000 hours of service and has attained age 21.

  Contributions - Participants may elect for regular payroll deductions up to 16% of compensation, as defined, to be contributed to the Plan on a before- or after-tax basis, or both. No participant shall be permitted to elect before-tax contributions under the Plan during any calendar year in excess of the amount prescribed by the Secretary of the Treasury under the Internal Revenue Code (the "Code") ($10,500 for 2001). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans ("rollover contributions") provided such contributions meet the requirements of the Plan document.

  Company matching contributions must comply with applicable provisions of the Code and are remitted to the Trustee after each pay period. The Company's matching contribution rate is 33% of the first 6% of compensation contributed to the Plan by a participant. This matching rate may be increased at the discretion of the Company's Board of Directors.

  Participant Accounts - Participants may elect to invest their contributions in any one of or a combination of various investment options in 1% increments. During 2001, the Plan offered eleven mutual funds, an Employer common stock fund and a money market fund as investment options for participants.

Saks Fifth Avenue Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2001

The contribution rate, investment mix and contribution allocation can be changed by the participant on any business day. Transfers of existing investments between funds is also permissible upon election. The net investment gain or loss for each of the investment funds is allocated daily to each participant's elective and matching accounts in the proportion which each such account bears to the total of each corresponding fund.

Payment of Benefits - Generally, a participant is entitled to his or her daily total account balance coincident with or immediately following age 65. Additionally, a participant is entitled to the full value of his or her account as of the valuation date coincident with or immediately following disability.

Upon the death of a participant, the beneficiary will receive the full value of his or her account as of the valuation date coincident with or immediately following the date of death. Benefit payments are recorded when paid.

Vesting - The Company matching account vests according to the following schedule:

Years of Vesting Service	Percent Vested

Less than 2	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%

Participants are always fully vested in employee contributions, including rollover contributions.

Forfeitures - Participants who terminate employment, but have not become fully vested, forfeit the unvested balances in their accounts. In accordance with the Plan document, the forfeiture amount is applied toward Company matching contributions. Forfeitures were $203,777 for the plan year ended December 31, 2001.

Withdrawals - A participant may withdraw all or a portion of the value of his or her after-tax contribution account or rollover account. The withdrawal may not be more frequent than once every three months.

Upon attaining age 59-1/2, a participant may withdraw all or a portion of his or her vested account balance. Additionally, a participant may withdraw from his or her before-tax contribution account and Company matching account, to the extent vested, for financial hardship. Generally, hardship withdrawals must be for at least $500 and may not be more frequent than once every three months. Participant contributions to the Plan will be suspended for 12 months after making a hardship withdrawal.

Loans - A participant may borrow from the vested portion of his or her account. The minimum amount of any loan is $1,000. The maximum amount of a loan is equal to the lesser of $50,000, or 50% of the vested value of his or her account less any other outstanding loans. Only two loans are permitted at one time. Loans are collateralized by the balance in the participant's account.

Saks Fifth Avenue Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2001

Interest rates are determined by the plan administrator. For the year ended December 31, 2001, interest rates were determined to be the prime rate as of the first day of the month the loan is initiated, plus 1%. Interest rates on loans outstanding at December 31, 2001 ranged from 7% to 10%. Generally, the repayment period is not less than six months or more than five years, except that a loan to purchase a primary residence may have a term exceeding five years.

Administrative Expenses - Expenses incurred with respect to the administration of the Plan are paid from the assets of the Plan to the extent allowed under ERISA. To the extent such expenses are not paid by the Plan, they are paid by the Company.

2.        Summary of Significant Accounting Policies

Basis of Presentation - The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Risks and Uncertainties - The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Generally all investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition - Investments in the Trustee's Magellan, Balanced, U.S. Equity Index, Asset Manager, Asset Manager-Growth, Asset Manager-Income, Contrafund, Growth and Income, Overseas, PIMCO Total Return Bond, and Low-Priced Stock Funds are listed on an exchange and valued at the latest quoted market prices. Investments in the company's own stock are valued at the latest quoted market prices.

Short-term investments are reflected at original cost. Accreted discount on investments is included in interest income. The value of investments at original cost plus the amount of accreted discount approximates fair value. The average yield for the Managed Income Portfolio Fund was 5.0% for 2001.

Loans to participants are valued at cost which approximates market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Saks Fifth Avenue Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2001

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the market value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Participants are exposed to credit loss in the event of non-performance by the Trustee or non-performance by the companies in which the investments are placed.

3.        Investments

Investment information as of December 31, 2001 and 2000 and for the year ended December 31, 2001 is as follows:

	2001 Market Value	2000 Market Value (a)

Money market funds:
Interest Income Fund
Managed Income Portfolio Fund II	$ -	$ 52,887,274
Mutual funds:
U.S. Equity Index Fund	-	40,458,005
Balanced Fund	-	12,826,057
Magellan Fund	-	50,686,591
Asset Manager Fund	-	10,570,723
Asset Manager-Growth Fund	-	15,280,789
Asset Manager-Income Fund	-	3,644,245
Contrafund	-	11,145,558
Growth & Income Fund	-	12,854,903
Overseas Fund	-	3,898,998
PIMCO Total Return Bond Fund	-	1,361,879
Low-Priced Stock Fund	-	1,955,967
Common stock:	-
Saks Incorporated Stock Fund (a)	-	1,064,938
Participant loans	-	9,234,840

	$ -	$ 227,870,767

Interest and dividend income	$ 7,293,577

Net depreciation in market value of investments	$ (17,948,859)

(a) The Saks Incorporated Stock Fund is measured in "Units" of participation rather than in shares of Saks Incorporated common stock.

The U.S. Equity Index Fund, the Balanced Fund, the Magellan Fund, the Asset Manager-Growth Fund, the Managed Income Portfolio II Fund, and the Growth & Income Fund exceeded 5% of the Plan's net assets available for Plan benefits at December 31, 2000.

Saks Fifth Avenue Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2001

The Plan's investments (including investments bought and sold, as well as those held during the year) had net depreciation in value of $17,948,859 during the year ended December 31, 2001, as follows:

Mutual Funds	$ 17,916,434
Saks Incorporated Stock Fund	32,425

$ 17,948,859

4.        Short-Term Investments

At December 31, 2001 and 2000, short-term investments consisted of the following:

	2001	2000
Fidelity Managed Income Portfolio II (633 GCSF) open maturity, bearing interest at 5.84% in 2001 and 6.04% in 2000	$ -	$52,887,274

	$ -	$52,887,274

5.        Form 5500

Any differences existing between the Form 5500 and the numbers included in this report relate to accruals reflected in the financial statements and amounts allocated to withdrawing participants on the Form 5500 for benefit claims that were processed and approved for payment before December 31, 2001, but that had not yet been paid.

6.        Tax Status

On September 22, 1995, the Company received a favorable determination letter from the Internal Revenue Service as to the qualified tax-exempt status of the Plan under Section 401(a) of the Code. This status exempts the Plan from Federal income taxes. The plan administrator believes that the Plan continues to qualify and operate in compliance with applicable requirements of the Internal Revenue Code.

7.        Related Party Transactions

Certain Plan investments represent shares in mutual funds or a short-term investment fund managed by Fidelity Management Trust Company, the Trustee, which is, therefore, a party-in-interest. Fees incurred by the Plan for the investment-management and record-keeping services provided by the Trustee amounted to $269,803 in 2001. The amount owed by the Plan to the Trustee for such services at December 31, 2000 was $55,325.

Supplemental Schedule

Saks Fifth Avenue Retirement Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2001

			c.	Description of Investment Including
	b.	Identity of Issue, Borrower,		Maturity Date, Rate of Interest,			e.	Current
a.		Lessor, or Similar Party		Collateral, Par or Maturity Value	d.	Cost**		Value

*		Fidelity Magellan Fund		Mutual Fund				$ -
*		Fidelity U.S. Equity Index Fund		Mutual Fund				-
*		Fidelity Balanced Fund		Mutual Fund				-
*		Fidelity Asset Manager Fund		Mutual Fund				-
*		Fidelity Asset Manager -
		Growth Fund		Mutual Fund				-
*		Fidelity Asset Manager -
		Income Fund		Mutual Fund				-
*		Saks Incorporated
		Stock Fund		Unitized Stock Fund				-
*		Fidelity Contrafund		Mutual Fund				-
*		Fidelity Growth and Income Fund		Mutual Fund				-
*		Fidelity Overseas Fund		Mutual Fund				-
*		Fidelity PIMCO Total Return Bond
		Fund		Mutual Fund				-
*		Fidelity Low-Priced Stock Fund		Mutual Fund				-
*		Fidelity Managed Income Portfolio II		Short-term investment				-
*		Participant Loans		Various interest rates (7% to 10%)
				and maturities				-

$ -

*	Denotes party-in-interest to the Plan.

**	Cost information not required to be disclosed as all investments are participant directed.

SIGNATURES

        The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                    Saks Fifth Avenue Retirement Savings Plan
                                                                                    (Name of Plan)

Date:        June 27, 2002                                               By:    /s/ Douglas E. Coltharp
                                                                                             Douglas E. Coltharp
                                                                                             Executive Vice President and Chief
                                                                                             Financial Officer of Saks Incorporated